EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	March 31,	March 31,
(dollars in millions)	2015	2014
Earnings before income taxes	$2,490	$1,894
Fixed charges	191	192
Total earnings available for fixed charges	$2,681	$2,086

Fixed Charges:
Interest expense	$150	$160
Interest component of rental payments	41	32
Total fixed charges	$191	$192
Ratio of earnings to fixed charges	14.0	10.9

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.